Mail Stop 3561

Via Fax & U.S. Mail

Mr. Bruce A. Shepard
Chief Financial Officer
4000 West Ali Baba Lane, Suite D
Las Vegas, Nevada 89118

      Re: **Las Vegas Gaming, Inc.**
                Form 10-KSB for the year ended December 31, 2006
                Filed April 4, 2007
                File No. 000-30375

Dear Mr. Shepard:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Management's Discussion and Analysis

– Critical Accounting Policies and Estimates, page 21

1. We note your disclosure that you assess goodwill for impairment at a minimum annually, using a two-step process that begins with an estimation of the fair value of the reporting unit. Please revise your MD&A disclosure and the notes to the financial statements in future filings to disclose the assumptions and methods used by management to determine fair value of goodwill. As part of your revised disclosures, please explain why you do not believe goodwill is impaired despite the net losses sustained in 2005 and 2006.

– Results of Operations, page 23
– Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

2. We note your disclosure that gross margin increased from 32.3% for 2005 to 41.4% for 2006 due to the licensing of your keno operation system to a customer for stock in the customer valued at $156,870. Please explain to us the nature and significant terms of this transaction and how you accounted for the licensing revenue including how you determined the value of the customer stock received. As part of your response, please tell us why this non-cash transaction resulted in a higher gross margin.

Consolidated Financial Statements

Balance Sheet, page 31

3. We note your presentation of deferred compensation as a component of stockholders' equity in both 2005 and 2006. Please note that in accordance with SFAS No. 123R, any unearned or deferred compensation related to earlier stock compensation awards should be eliminated against the appropriate equity accounts at the time of adoption of SFAS No. 123R. Please revise future filings accordingly. See paragraph 74 of SFAS No. 123R.

Statements of Cash Flows, page 35

4. We note that your statements of cash flows for both 2005 and 2006 include cash inflows related to the settlement of litigation as "cash flows from financing activities." Please explain to us, and disclose in future filings, the nature of this litigation and related settlements and tell us where the amounts have been included on the statements of operations. Also, explain why the Company believes the classification of the proceeds from these litigation settlements as cash flows from financing activities is appropriate.

Notes to the Financial Statements

– General

5. We note from your balance sheet that intangible assets are a significant component of total assets. Please explain to us, and disclose in future filings, how you evaluate intangible assets for impairment. As part of your response and revised disclosure, please include all of the significant assumptions utilized by management in the analysis. Also, for each period in which a balance sheet is presented, please disclose in future filings, the gross carrying amount and accumulated amortization, in total and by major intangible asset class, the aggregate amortization expense for the period, and the estimated aggregate amortization expense for each of the five succeeding years. See paragraph 45 of SFAS No. 142.

Note 2. Summary of Significant Accounting Policies

- Revenue and Cost Recognition, page 36

6. We note your disclosure that you generally recognize sales of supplies when the products are shipped. Please explain to us when the risk of ownership passes to the customer and explain why you believe your accounting policy meets the revenue recognition provisions outlined in SAB No. 104.

- Stock-based Compensation, page 38

7. We note your disclosure that since there has been no public market for your stock, no volatility factor has been considered in estimating the value of the options and warrants granted to employees and others for services and compensation. Although the minimum value method was allowable for options issued under SFAS No. 123 prior to January 1, 2006, SFAS No. 123R requires that you value share options and other instruments based on fair value. The guidance states that if you are not able to reasonably estimate the fair value of your equity share options and similar instruments because it is not practicable to estimate the expected volatility of the share price, you should account for your equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of the entity's share price (the calculated value). Please revise to calculate the fair value of your options issued subsequent to January 1, 2006 in accordance with SFAS No. 123R. See paragraph 23 of SFAS No. 123R.

Note 5. Debt, page 38

8. We note that in 2005 you issued $3,000,000 of convertible notes and in 2006, in connection with the refinancing, you issued $2,000,000 of convertible notes. Please tell us, and disclose in future filings the terms and conversion price of the notes issued in both 2005 and 2006. Also, tell us how you analyzed the convertible notes for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and EITF 00-27. Additionally, please tell us, and disclose in future filings, the method and assumptions used to determine or calculate the fair value of the warrants issued in 2005 and 2006 and tell us how you accounted for the value of the warrant issued in 2005 and 2006.

9. We note your disclosure that you are obligated under a related agreement to register with the SEC, by a specified date, shares of Common Stock Series A issuable under the convertible note and warrant agreements. We also note your disclosure that no value was assigned to the registration rights. Please tell us how you have considered the requirements of the registration rights agreements in analyzing the conversion feature of the convertible notes and the value of the warrants as potential liabilities under paragraph 14 to 18 of EITF 00-19. If the convertible notes and/or warrants require you to deliver registered shares at conversion or exercise, these instruments may be required to be classified as a liability, because the registration of the shares is outside of your control. Also, please tell us if there is any penalty associated with failing to achieve an effective registration statement. If there is a liquidated damages clause, please tell us how you have analyzed the clause under EITF 00-19 and EITF 05-04.

Note 6. Stockholders' Equity, page 40

10. We note that you have five series of convertible preferred stock outstanding at December 31, 2006. Please tell us, and revise future filings to disclose details of the terms, rights and privileges of each series of convertible preferred stock. Your response and revised disclosure should include the conversion terms of each series. Also, for the Series D and E convertible preferred stock issued in 2005 and 2006, please tell us how you analyzed the conversion terms for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27.

11. We note from your disclosures that in 2006 you issued warrants to purchase 230,000 common shares as compensation to a consultant and as severance to an employee and in July 2006 you issued warrants to purchase 50,000 shares of common stock for consulting services rendered. Please tell us how you have

valued and accounted for the warrants issued in these transactions, and tell us the amount of expense, if any that has been recognized for each of these transactions.

12. We note your disclosure that you acquired 80,340 shares of Common Stock Series A in payment on a note receivable and related accrued interest from a former officer/stockholder amounting to $242,122. Please tell us how you valued the shares received in this transaction and explain to us why they appear to be valued much higher than the other non-cash stock transactions that occurred during 2006. Also, in light of the fact that the stock received was valued at $242,122, please explain to us why the due from officer/stockholder component of stockholders' equity was credited for $258,942.

13. In future filings, please ensure that you have included all the disclosures required by paragraphs A240 and A241 of SFAS No. 123R. For example, please disclose the intrinsic value of the options exercised in each year for which an income statement is presented, and disclose the total compensation cost related to non-vested awards which have not yet been recognized and the weighted average period over which that compensation cost will be recognized.

14. We note from the Company's consolidated statements of stockholders' equity and disclosures in Note 6 that the Company has been involved in numerous non-cash transactions during the past two years and in the subsequent interim periods through June 30, 2007, in which shares of the Company's common stock and warrants to purchase common stock have been issued to various parties in exchange for payment of accrued expenses, employee and non-employee compensation, refinancing costs, and the acquisition of assets. Please tell us and explain in the notes to your financial statements how you valued the shares and warrants issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 7. Concentrations, commitments and contingencies

15. We note that your progressive jackpot liability at December 31, 2005 and 2006 as disclosed in Note 7 does not agree to that reflected in your consolidated balance sheets. In future filings, please reconcile and revise these disclosures.

Note 9. Acquisitions, page 45

16. We note your disclosure that during February 2006 you issued 700,000 shares of Common Stock Series A at $2.00 per share in exchange for the rights to certain intellectual property from AdLine Network. Please tell us how you valued the intellectual property recorded on the balance sheet. Also, in light of the fact that the shares issued in the 2005 acquisition from AdLine Gaming, Inc were valued at $1 per share, please explain to us why you believe $2 per share is an appropriate valuation in this acquisition.

17. We note your disclosure that in connection with the AdLine Gaming acquisition in 2005, the tangible and identifiable intangible assets acquired, including key patents were valued at an aggregate of $548,152, which resulted in recorded goodwill of $630,335. However, it appears from your disclosures in your Form 10-KSB for the year ended December 31, 2005, that goodwill was not recorded for this acquisition and the purchase price appears to be allocated to tangible and other intangible assets. Please clarify for us whether goodwill was recorded as part of this purchase price allocation. Also, please provide us details of the purchase price allocation in the AdLine Gaming acquisition including detail of each type and amount of intangible asset acquired and the useful life assigned to those assets. Also, in future filings when you have a significant acquisition, please include the disclosures required by paragraphs 51-57 of SFAS No. 141 in the notes to your financial statements.

Note 11. Segment Information, page 45

18. We note your disclosure that recorded goodwill of $955,277 has not been allocated between the Casino Games, Product Sales, and Other segments. Please explain to us why you have not assigned goodwill to any of the segments or underlying reporting units pursuant to paragraph 34 of SFAS No. 142 and explain to us which reporting unit(s) you use to perform your impairment analysis on goodwill. Also, in light of your operating losses and significant amount of net cash used in operating activities over the past several years, please explain to us why you do not believe that goodwill has been impaired as of December 31, 2006. As part of your response, please include all assumptions used by management in the impairment analysis.

Note 12. Related Party Transaction, page 46

19. We note from your disclosures on page 62 that there are several other related party transactions, such as a consulting agreement with JMC Investments, that

have not been disclosed as related party transactions in the notes to the financial statements. Please revise your notes to the financial statements in future filings to disclose all related party transactions as required by paragraph 2 of SFAS No. 57.

Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007

Statement of Stockholders' Equity

20. We note that in the quarter ended March 31, 2007, you issued 100,000 shares to an officer and board member and valued the stock issued at $5 per share. Please tell us and explain in the notes to your financial statements how you valued the shares issued in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Note 5. Debt

21. We note your disclosure that in exchange for the refinancing accommodation, you issued CAMOFI warrants to purchase 175,000 shares of common stock series A at $1.48 per share and made a payment of $25,000. Please tell us, and disclose in future filings, how you accounted for the issuance of these warrants. As part of your response and revised disclosure, please tell us the method and assumptions used to determine the value of the warrants. Also, please tell us why the amount on the statement of stockholders' equity of $705,288 for warrants issued differs from the $667,000 issuance of warrants to refinance Senior Secured Convertible Notes as presented on the statements of cash flows as a non-cash investing and financing activity.

Item 3. Controls and Procedures

22. We note your disclosure that Mr. Berkley and Mr. Shepard concluded that, subject to the limitations noted below, your disclosure controls and procedures are effective to ensure that information you are required to disclose in reports that you file or submit under the Securities Exchange Act of 1934, or the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Please revise future filings to remove the qualifying language, "subject to the limitations below."

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief